

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

<u>Via E-mail</u>
Brian Bronson
Chief Financial Officer
Radisys Corporation
5445 N.E. Dawson Creek Drive
Hillsboro, OR 97124

> **Re:** **Radisys Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 000-26844**

Dear Mr. Bronson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 24</u>

1.   You disclose your net loss per share for fiscal 2009 and 2008 excluding the deferred tax valuation allowance charge and goodwill impairment charge, respectively. If you choose to disclose such non-GAAP measures in future filings, confirm that your disclosures will comply with the requirements of Question 102.05 of our Compliance and Disclosure Interpretations: Non-GAAP Financial Measures and Item 10(e) of Regulation S-K. In this regard, non-GAAP per share performance measures should be reconciled to GAAP earnings per share, their usefulness to investors should be disclosed, and the reason in which management uses them should be disclosed.

Brian Bronson
Radisys Corporation
June 10, 2011
Page 2

Liquidity and Capital Resources, page 39

2.   We note from your disclosure on page 78 that the company has indefinitely reinvested $17.1 million of the undistributed earnings from certain foreign subsidiaries. Tell us your consideration to disclose the amount of cash and investments that are currently held outside of the U.S. in jurisdictions subject to permanent reinvestment and the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief